Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

August 31, 2018

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cryoport, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 8, 2018 File No. 1-34632

Dear Ms. Blye:

Cryoport, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2018, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Filing”), filed with the Commission on March 8, 2018. Capitalized terms used and not defined herein have the meanings given in the Filing.

Set forth below is the heading and text of the Staff’s comment followed by the Company’s response:

General

1.	On page 6, you identify DHL, FedEx and UPS as companies with which you have strategic logistics alliances through which these companies’ customers may ship using Cryoport services. Each of these companies provides shipping services to and/or from Syria and Sudan. Also, your website includes a document titled “Challenges in International Shipping” which includes Syria in a list of countries that have guidelines in place relating specifically to cold chain distribution of pharmaceuticals and other materials. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, including with their governments, whether through subsidiaries, customers, strategic logistics alliance partners, affiliates, or other direct or indirect arrangements.

Response:

The Company respectfully advises the Staff that, from the Company’s inception through the date of this letter, the Company has not had any contact with Syria or Sudan, including with their governments, whether through the Company’s subsidiaries, customers, strategic logistics alliance partners, affiliates or other direct or indirect arrangements. Further, the Company does not anticipate any contact with Syria or Sudan, including with their governments, whether through the Company’s subsidiaries, customers, strategic logistics alliance partners, affiliates or other direct or indirect arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries and has no assets or liabilities associated with activities in either of those countries.

While the Company does have strategic alliances with DHL, FedEx and UPS, the Company has never engaged these shipping services providers (or any other shipping services provider) to provide shipping services of the Company’s products to and/or from Syria and Sudan.

Consistent with the Company’s high ethical standards, the Company has implemented and continues to maintain internal policies designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. These measures include a screening process by the Company’s Global Logistics unit, which is designed to prevent any transactions with parties that are included on restricted party lists published by various U.S. government agencies or located in embargoed/sanctioned countries. In addition, the Company’s Corporate Code of Conduct expressly requires that directors, officers and employees of the Company who are involved with the Company’s operations outside the United States should consult with the Company’s Chief Executive Officer and legal counsel for advice on applicable U.S. laws, especially laws regarding boycotts, trade sanctions, export controls and foreign corrupt practices, and are expected to comply with those laws.

The Company further notes to the Staff that, for the avoidance of doubt, the Company has revised the document titled “Challenges in International Shipping,” which can be found on the Company’s website, to remove any references to Syria.

* * *

If you have any additional questions or comments, please feel free to contact or our outside counsel, Anthony Ippolito of Snell & Wilmer L.L.P., at (714) 427-7409 (email: tippolito@swlaw.com) with any questions.

Very truly yours,

/s/ Robert Stefanovich
Robert Stefanovich
Chief Financial Officer

cc:	Anthony Ippolito, Snell & Wilmer L.L.P. Anne Nguyen Parker, Assistant Director Jennifer Hardy, Special Counsel

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